UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant’s name into English)
33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Annual General Meeting of the Company
The 2025 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) of Spotify Technology S.A. (the “Company”) will be held on April 9, 2025. The Convening Notice and Proxy Statement to the Annual General Meeting, the form of proxy to be solicited by the Company, and the notice of the Annual General Meeting provided to the Company’s shareholders and holders of beneficiary certificates are each attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Convening Notice and Proxy Statement for 2025 Annual General Meeting

99.2	Form of Proxy Card for 2025 Annual General Meeting

99.3	Notice of 2025 Annual General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: February 27, 2025	By:	/s/ Christian Luiga
	Name:	Christian Luiga
	Title:	Chief Financial Officer